Exhibit (h)(10)

Certain identified information has been excluded from this exhibit because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed.

AMENDMENT NO. 4 TO

TRANSFER AGENCY SERVICES AGREEMENT

This Amendment No. 4 (this “Amendment”) dated as of February __, 2021 by and between Mirae Asset Discovery Funds, a statutory trust organized under the laws of Delaware (“Client”), and FIS Investor Services LLC, a Delaware limited liability company, formerly SunGuard Investor Services, LLC, a successor and assignee to Citi Fund Services Ohio, Inc. (“FIS”), amends the Transfer Agency Services Agreement dated March 31, 2015 by and between Client and Citi Fund Services Ohio, Inc., as amended by Amendment No. 1 thereto dated June 30, 2016, Amendment No. 2 effective as of September 25, 2017, and Amendment No. 3 dated December 19, 2018 (as amended, the “Agreement”). All capitalized terms used but not defined herein shall have the meanings given to them in the Agreement. For the avoidance of any doubt, references in the Agreement to “Citi” shall be deemed references to FIS and references in the Agreement to the “Trust” will be references to Client.

WHEREAS, Client is registered as an open-end, investment management company under the Investment Company Act of 1940, as amended and FIS performs transfer agency services for Client and for each investment portfolio of Client;

WHEREAS, FIS and Client wish to extend the term of the Agreement and revise the fees payable thereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Client and FIS hereby agree as follows:

1.            Term and Termination. Subsection (A) Term of Section 10 TERM AND TERMINATION of the Agreement is deleted in its entirety and replaced with the following:

“(A) Term. This Agreement shall continue in effect until September 27, 2023 (the “Initial Term”). Upon the expiry of the Initial Term, unless otherwise terminated pursuant to section 10(B), this Agreement shall be renewed automatically for one two-year period and thereafter, for successive one-year periods (“Rollover Periods”).

2.            Fees. Effective as of January 1, 2021, Schedule 4 of the Agreement shall be deleted in its entirety and replaced by the new Schedule 4 attached hereto.

3.            Miscellaneous.

This Amendment amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein. Each reference to the Agreement in this Amendment and in every other agreement, contract or instrument to which the parties are bound that are related to the transfer agency services provided under the Agreement, shall hereafter be construed as a reference to the Agreement as amended by this Amendment from and after the applicable Effective Date. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be duly executed on the day and year first above written to become effective on the dates indicated herein.

MIRAE ASSET DISCOVERY FUNDS

By:	/s/ Joon Hyuk Heo
Name:	Joon Hyuk Heo
Title:	President

FIS INVESTOR SERVICES LLC

By:	/s/ Michael Ropiza
Name:	Michael Ropiza
Title:	Contract Manager

SCHEDULE 4

FEE SCHEDULE

Fee Type	Fee Amount (in USD)

Asset Based Fee (annual)*	[ ]% of AUM
Maximum Asset Based Fee**	$[ ]

Each Open Direct Account over 1,000 Fee (annual)	$[ ]
Each Open NSCC Account over 47,500 Fee (annual)	$[ ]

Blue Sky Fee	$[ ]
On-Line Access Fee (OLA)	$[ ]
IVR Fee	$[ ]
AML Fee	$[ ]
NSCC Profile II Fee	$[ ]
Annual Minimum Fee ***	$[ ]

* If Asset Based Fee is greater than $[ ], the actual fee shall be the sum of the following:

o	$[ ];
o	$[ ] dollar per account for NSCC Account over 47,500 / per year; and
o	$[ ]dollar per account for Direct Account over 1,000 / per year.

** The Maximum Assets Based Fee shall increase by $[ ]per year for each CUSIP in excess of 10.

*** The Annual Minimum Fee shall increase by $[ ] per year for each CUSIP in excess of 10.

Out-of-Pocket Expenses and Miscellaneous Charges: In addition to the above fees, FIS shall be entitled to receive payment for the following out-of-pocket expenses and miscellaneous charges:

A.	Reimbursement of Expenses. The Client shall reimburse FIS for its out-of-pocket expenses reasonably incurred in providing Services, including:

i.	All freight and other delivery and bonding charges incurred by FIS in delivering materials to and from the Client and in delivering all materials to Shareholders;
ii.	All direct telephone, telephone transmission, and telecopy or other electronic transmission and remote system access expenses incurred by FIS in communication with the Client or the Client's investment adviser or custodian, dealers, or others as required for FIS to perform the Services;

iii.	The cost of obtaining security and issuer information;
iv.	The cost of CD-ROM, computer disks, microfilm, or microfiche, and storage of records or other materials and data;
v.	Costs of postage, bank services, couriers, stock computer paper, statements, labels, envelopes, reports, notices, or other form of printed material (including the cost of preparing and printing all printed material) which shall be required by FIS for the performance of the services to be provided hereunder, including print production charges incurred;
vi.	All copy charges;
vii.	Any expenses FIS shall incur at the written direction of the Client or a duly authorized officer of the Client;
viii.	All systems-related expenses associated with the provision of special reports; and
ix.	Any additional expenses reasonably incurred by FIS in the performance of its duties and obligations under this Agreement.

B.	Miscellaneous Service Fees and Charges:

i.	A fee for managing and overseeing the report, print and mail functions performed by FIS's third-party vendors, not to exceed $[ ]per page for statements and $[ ] per page for confirmations; fees for pre-approved programming in connection with creating or changing the forms of statements, billed at the rate of $[ ]per hour;
ii.	System development fees, billed at the rate of $[ ] per hour, as requested and pre-approved by the Client, and all systems-related expenses, agreed in advance, associated with the provision of special reports and services pursuant to any of the Schedules hereto;
iii.	Fees for development of custom interfaces pre-approved by the Client, billed at the rate of $150 per hour;
iv.	Ad hoc reporting fees pre-approved by the Client, billed at the rate of $[ ] per hour;
v.	Expenses associated with the tracking of "as-of-trades," billed at the rate of $[ ]per hour, as approved by the Client;
vi.	Expenses associated with FIS's anti-fraud procedures as it pertains to new account review;
vii.	The Client's portion of SSAE16 (or any similar report) expenses, to the extent applicable; and
viii.	Check and payment processing fees.

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